MILLENNIUM BIOTECHNOLOGIES GROUP, INC
                        665 MARTINSVILLE ROAD, SUITE 219
                            BASKING RIDGE, NJ 07920]


                                                                 January 3, 2007


Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 6010

      Re:   Millennium Biotechnologies Group, Inc.
            Preliminary Proxy Statement on Schedule 14A,
            Filed December 8, 2006. File No. 0-03338
            ----------------------------------------


Dear Mr. Riedler:

Millennium Biotechnologies Group, Inc. (the "Company") hereby responds to the comments contained in your December 14, 2006 comment letter. Response numbers correspond to the comment numbers in your letter. Please be advised that the Company is not filing an amended proxy statement with this response, but will file such an amendment after the Commission has reviewed this response letter.

Schedule 14A

Proposal 1: The Asset Sale, page 11

Comment No. 1 Pursuant to Item l4(c)(1) to Schedule 14A, it appears that certain information, including a business description meeting the requirements of Item 101 of Regulation S-K and financial statements meeting the requirements of Regulation S-X are required for RAC Corporation. Please provide the items required by Item 14(c)(1) in your next amendment or provide us with a detailed explanation why that item does not apply to you.

Response. The Company will add the following disclosure at the end of the "ASSET SALE" subsection of the Proposal 1 section and just before the "PRIVATE PLACEMENT" subsection (page 28 of the preliminary proxy as filed):

      "Business and Plan of Operation of RAC Nutritional Corporation

      RAC Corp. will have had no substantive business activities prior to the closing of the Asset Sale. Its sole activities will have consisted of organizing, raising funds and entering into the Asset Purchase Agreement. Following the closing of the Asset Sale, RAC Corp. plans to operate the nutraceuticals business previously conducted by the Company. Its new management plans to develop and effectuate a business plan to expand the marketing and distribution of the Resurgex(R) line of products. As discussed above in "RAC Nutrition Corporation," it is anticipated that RAC Corp. will be funded with $15,000,000 of working capital under the terms of the Series A Preferred Stock Purchase Agreement. It is RAC Corp. management's belief that this capital will be sufficient to sustain operations for the next twelve months and, possibly, to a point where RAC Corp. will generate positive cash flow. In the event that additional funds are needed, the Series A Preferred Stock Purchase Agreement provides for the sale of up to an additional $12.000,000 through the issuance of additional Series A Preferred Stock. No assurance can be given that RAC Corp. will not need in excess of this additional $12,000,000.


                          RAC NUTRITION CORP. PRO FORMA
                                  BALANCE SHEET

                                                                                    (Unaudited)
                                                                 ------------------------------------------------
                                                                    Beginning       Adjustments       Closing
                                                                 --------------   --------------   --------------
Assets
      Current Assets
            Cash .............................................   $           --   $   15,000,000   $   15,000,000
            Accounts receivable net of allowance for
              doubtful accounts of $20,000 ...................               --          186,690          186,690
            Inventories ......................................               --          553,025          553,025
            Prepaid expenses .................................               --           83,462           83,462
            Miscellaneous receivables ........................               --          105,131          105,131
                                                                 --------------   --------------   --------------
      Total Current Assets ...................................               --       15,928,308       15,928,308
      Property and equipment, net of accumulated
        depreciation of $116,656 .............................               --           13,672           13,672
      Other Intangibles ......................................               --        9,339,668        9,339,668
      Deposits ...............................................               --           18,352           18,352
                                                                 --------------   --------------   --------------
Total Assets .................................................               --       25,300,000       25,300,000
                                                                 ==============   ==============   ==============

Liabilities and Stockholders' Equity
      Current Liabilities
            Accounts payable and accrued expenses ............               --          300,000          300,000
            Short term debt ..................................               --               --               --
            Current maturities of long term debt .............               --               --               --
                                                                 --------------   --------------   --------------
      Total Current Liabilities ..............................               --          300,000          300,000
      Accrued royalties, long-term portion ...................               --               --               --
                                                                 --------------   --------------   --------------
      Total Liabilities ......................................               --          300,000          300,000

Stockholders' Equity
      Preferred stock, $.001 par value, $1 stated value,
        (15,000,000 shares authorized, issued and outstanding)               --           15,000           15,000
      Common stock, $0.001 par value, (10,000,000 shares
        authorized, issued and outstanding) ..................               --           10,000           10,000
      Additional paid-in capital .............................               --       24,975,000       24,975,000
                                                                 --------------   --------------   --------------
Total Stockholders' Equity ...................................               --       25,000,000       25,000,000
                                                                 --------------   --------------   --------------
     Total Liablities and Stockholders' Equity ...............   $           --   $   25,300,000   $   25,300,000
                                                                 ==============   ==============   ==============

Conduct of Business Following the Asset Sale, page 18

Comment No. 2 You indicate that in the Summary section as well as in this section that you will need to comply with the Investment Company Act of 1940. Please expand your discussion to discuss the reasons why the Act applies to you and the specific consequences of being subject to the Act and the impact it will have on you and your shareholders.

Response. The Company will revise the last paragraph under "Conduct of Business Following the Asset Sale" on page 18 of the preliminary proxy statement to read as follows:

      "If the Company is unable to acquire and/or commence substantive business operations other than its investment in RAC Corp. within one year of the closing of the Asset Sale, it most likely will be deemed to be an investment company under the Investment Company Act of 1940. Upon the sale of the Assets, the value of the securities of RAC Corp. to be owned by the Company will exceed 40% of the value of the Company's total assets. Under the Investment Company Act, an issuer, such as the Company, that owns investment securities with a value in excess of 40% of its total assets, is an Investment Company, unless it has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event within one year), in a business other than that of investing, reinvesting, owning, holding or trading in securities. As noted above, the Company will explore business acquisition opportunities following the closing of the Asset Sale. However, if the Company is deemed to be an investment company, it would be subject to costly and burdensome compliance requirements, including registration under that Act and compliance with reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations. In addition, its activities, including consummation of any business acquisition, issuance of securities and types of investments, would be restricted."

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,


                                            /s/ Frank Guarino
                                            ---------------------------
                                            Frank Guarino,
                                            Chief Financial Officer